07027467

RECEIVED

2007 OCT 14 P 12:

288b

Terminating appointment as director or secretary

SUPPL

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of termination of appointment: 01/07/2007

Name: Rose Marie BRAVO
Date of Birth: 13/01/1951
Nationality: Us Citizen
Occupation: Director

Address: P O Box 699
East Moriches
New York
Ny 11940
United States
YO32 2WB

PROCESSED
OCT 30 2007 E
THOMSON
FINANCIAL

dw10/22

Company Number: 03458224

THE COMPANIES ACT 1985

Burberry Group plc
("the Company")

At the Annual General Meeting of the Company duly convened and held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Thursday, 12 July 2007, the following special business resolutions were passed:

ORDINARY RESOLUTIONS

8 That, pursuant to the Political Parties, Elections and Referendums Act 2000 and in accordance with section 347C of the Companies Act 1985 (the"Act"), the Company be and it is hereby authorised to make 'donations' to 'EU political organisations' and to incur 'EU political expenditure' (within the meaning of Section 347A of the Act as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period beginning on the date of passing of this resolution and ending at the conclusion of the Company's Annual General Meeting in 2008.

9 That, pursuant to the Political Parties, Elections and Referendums Act 2000 and in accordance with section 247D of the Act, Burberry Limited be and it is hereby authorised to make 'donations' to 'EU political organisations' and to incur 'EU political expenditure' (within the meaning of Section 347A of the Act, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period beginning on the date of the passing of this resolution and ending at the conclusion of the Company's Annual General Meeting in 2008.

SPECIAL RESOLUTION

10 That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Act to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 43,760,000 being just under 10 per cent. of the Company's issued ordinary share capital as at 30 May 2007;

ii) the minimum price (excluding stamp duty and expenses) which may be paid for each such share is 0.05p;

iii) the maximum price (excluding stamp duty and expenses) which may be paid for each such share is the higher of:

a) an amount equal to 105 per cent. of the average middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily

Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out; and

iv) the authority hereby conferred shall expire on the earlier of 11 October 2008 and the conclusion of the Annual General Meeting of the Company to be held in 2008 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

i)

ORDINARY RESOLUTION

11 That the authority to allot the Company's relevant securities, conferred on the directors pursuant to Article 10 of the Company's Articles of Association, be renewed and that for such period the "Section 80 Amount" shall be £72,935, being just under one-third of the issued ordinary share capital of the Company as at 30 May 2007. Such authority shall be in substitution for all previous authorities pursuant to Section 80 of the Act which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto). This authority hereby conferred shall expire on the earlier of 11 October 2008 and the conclusion of the Annual General Meeting to be held in 2008, save that the Company may, before such expiry, make an offer or enter into any agreement which would or might require relevant securities to be allotted or treasury shares to be sold, after such expiry and the directors may allot relevant securities or sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTIONS

12 That, subject to the passing of Resolution 11 above, the power conferred on the directors pursuant to paragraph 10.3(b) of Article 10 of the Company's Articles of Association be renewed for the period referred to in Resolution 11.

13 That, subject to the passing of Resolution 11 above, the power conferred on the directors pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association be renewed for the period referred to in Resolution 11 and for such period the "Section 89 Amount" shall be £10,940 (being approximately 5 per cent. of the issued ordinary share capital of the Company as at 30 May 2007. Such authority shall be in substitution for all previous powers pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association which are hereby revoked without prejudice to any allotment or sale of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto)."

14 That, subject to the passing of Resolutions 12 and 13 above, the power conferred on the directors pursuant to paragraphs 10(b) and 10.3(c) of Article 10 of the Company's Articles of Association as renewed pursuant to Resolutions 12 and 13 be extended to also cover the allotment of equity securities for cash where such allotment constitutes an allotment of equity

securities by virtue of section 94(3A) of the Act (subject to the same limitations that apply in respect of paragraphs 10.3(b) and 10.3(c) of Article 10 as so renewed and so that the "Section 89 Amount" applicable to paragraph 10.3(c) of Article 10 as so renewed applies jointly to this power).

ORDINARY RESOLUTION

15 That the Burberry Exceptional Performance Share Plan ("the Plan") (the main features of which are summarised in the letter from the Chairman of the Remuneration Committee to the shareholders and the rules of which, initialed by the Chairman for the purposes of identification, are produced to the meeting) be and is hereby approved and the directors be and are hereby authorised to do such acts and things as may be necessary or expedient to carry the same into effect, including making such modifications to the Plan as may be necessary to ensure compliance with such statutory, fiscal or securities regulations as may apply to the Plan or any participant.

SPECIAL RESOLUTION

16 That the Company's Articles of Association be amended as follows:

(A) by deleting Article 136 (Electronic Communication) in its entirety and replacing it with the following:

"136.1 Notwithstanding anything to the contrary in these Articles, and instead of being served on or sent or supplied to members in any of the other ways specified in these Articles, any notice, document or information may be served on or sent or supplied to any member by the Company by sending or supplying it in electronic form to an address notified by the member to the Company for that purpose or by making it available on a website in accordance with the Statutes or by any other means authorised in writing by the member.

136.2 Any notice, document or other information served, sent or supplied by the Company using electronic means shall be deemed to have been received on the day on which it was sent. Any notice, document or other information made available on a website shall be deemed to have been received on the day on which the notice, document or other information was first made available on the website or, if later, when a notice of availability is deemed to have been served, sent or supplied pursuant to this Article or Article 130. Proof that the notice, document or other information sent or supplied by electronic means was given, sent or supplied in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice, document or other information was given, sent or supplied. Any notice, document or other information served, sent or supplied by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served, sent or supplied when the Company has carried out the action it has been authorised to take for that purpose.

136.3 A communication by electronic means shall not be treated as received by the Company if it is rejected by computer virus arrangements".

(B) by deleting the words "(but only to the extent that the recipient (if not the Company) has requested or agreed to electronic communication" from the definition of "in writing" in Article 2 (Interpretation) and inserting the following at the end of Article 2:
"The expressions "electronic form" and "electronic means" shall have the same meaning given to them in the Companies Act 2006";

For and on behalf of
Burberry Group plc

Kathryn Dickinson
Deputy Company Secretary

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

XD1HWRDK

Received for filing in Electronic Format on the: **19/07/2007**

Company Number	**03458224**
Company Name in full:	**BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

	From	To
Date or period during which shares were allocated	**13/07/2007**	**13/07/2007**

Class of shares	**ORDINARY**	*Number allotted*	**368845**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)**	*Class of shares allotted*	**ORDINARY**
		Number allotted	**368845**
Address:	**20 MOORGATE LONDON UNITED KINGDOM EC2R 6DA**		

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **19/07/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

RECEIVED
2007 OCT 14

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **19/07/2007**

XDTKFKD6

Company Number **03458224**
Company Name in full: **BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated	From	To
	17/07/2007	17/07/2007

Class of shares **ORDINARY**
Currency **GBP**
Number allotted **3750**
Nominal value of each share **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)**
Address: **20 MOORGATE**
LONDON
UNITED KINGDOM EC2R 6DA

Class of shares allotted **ORDINARY**
Number allotted **3750**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **19/07/2007** *Authenticated:* **Yes (E/W)**

Return of allotments of shares (excluding non-cash)

88(2)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 13/07/2007
To (optional): 13/07/2007

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 102405

Share holdings:

Share Holder	Type	Shares Held
Matt McEvoy	Single	14611

Address:
73 Blenheim Crescent
LONDON
United Kingdom
W11 2EG

Share Holder	Type	Shares Held
Michele Smith	Single	18718

Address:
58-59 Haymarket
LONDON
United Kingdom
SW1Y 4BL

Daniel Bracken	Single	2944

Address:
14 Maryon Mews
LONDON
United Kingdom
NW3 2PU

Michael Mahony	Single	18405

Address:
5 Westgrove Lane
LONDON
United Kingdom
SE10 8QP

Helen Davis	Single	2208

Address:
57 Arragon Road
TWICKENHAM
United Kingdom
TW1 3NG

Robert Kerr	Single	2208

Address:
5 St. Austell Road
LONDON
United Kingdom
SE13 7EQ

Valerie Young	Single	2208

Address:
119 Stormont Road
LONDON
United Kingdom
SW11 5EJ

Steven Gilbert	Single	3172

Address:
41 West 86th Street
App 11J
New York
USA
NY 10024

Jan Heppe	Single	4759

Address:
28 Harker Road
Chesterfield
USA
NJ 08515

Hugh McGinn	Single	3172

Address:
14 East Doris Drive
Cherry Hill
USA
NJ 08003

Joseph Wygoda	Single	25000

Address:
37 Saldo Circle
New Rochelle
USA
NY 10804

Sarah Manley	Single	5000

Address:
54 Lancaster Road
LONDON
United Kingdom
W11 1QR

Companies House

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:

From:	20/07/2007
To (optional):	20/07/2007

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 15000

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	15000

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 23/07/2007
To (optional): 23/07/2007

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 115000

Share holdings:

Share Holder	Type	Shares Held
Rock (Nominees) Ltd	Single	115000

Address:
25 Luke Street
LONDON
United Kingdom
EC2A 4AR

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 02/08/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 97258

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	69686

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

Steven Gilbert	Single	3814

Address:
41 West 86th Street
Apt 11J
New York
NY 10024

United States

John Michael James Suirdale	Single	11043

Address:
Flat A504, Gilbert Scott Building
Scott Avenue
LONDON
United Kingdom
SW15 3SG

Eugenia Ulasewicz	Single	12715

Address:
166 Old Studio Road
New Canaan
Connecticut
United States
06840

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

This is a summary of the information submitted to Companies House on . This document does ***not*** *indicate that the submission has been successful. You will receive* ***separate*** *notification when the submission has been accepted or rejected.*

Date Alloted:
From: 07/08/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 68160

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	68160

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

---

l

Companies House
— for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Please do not write in the space below. For HM Revenue & Customs use only.

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares sold or transferred	14,310		
Nominal value of each share	0.05p		
Date(s) shares were sold or transferred	27/07/2007		

**Delete as appropriate

Signed [signature] **Date** [illegible]

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LEGAL DEPARTMENT, 58-59 HAYMARKET, LONDON
SW1Y 4BL
Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Notes for completion

1. If this return shows that treasury shares have been cancelled, before the form is delivered to Companies House it must be "stamped" by HM Revenue & Customs to confirm that the fixed Stamp Duty of £5 has been paid. **If the return has not been stamped HM Revenue & Customs penalties may apply.** HM Revenue & Customs Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" " and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows only that treasury shares have been sold or transferred (that is, none have been cancelled), the form should be sent directly to Companies House.

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **13/08/2007**

X19G0824

Company Number **03458224**
Company Name in full: **BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **09/08/2007**

Class of shares **ORDINARY**
Currency **GBP**
Number allotted **53169**
Nominal value of each share **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)**
Address: **20 MOORGATE
LONDON
UNITED KINGDOM EC2R 6DA**

Class of shares allotted **ORDINARY**
Number allotted **53169**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **13/08/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **20/08/2007**

XJDQVS9F

Company Number **03458224**
Company Name in full: **BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **14/08/2007**

Class of shares **ORDINARY** *Number allotted* **56140**
Currency **GBP** *Nominal value of each share* **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **VIDACOS NOMINEES LIMITED FGN A/C**
Address: **CITIGROUP CENTRE**
CANADA SQUARE
LONDON
UNITED KINGDOM E14 5LB

Class of shares allotted **ORDINARY**
Number allotted **56140**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **20/08/2007** *Authenticated:* **Yes (E/W)**

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **28/08/2007**

XKUC6SH2

Company Number **03458224**

Company Name in full: **BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **23/08/2007**

Class of shares **ORDINARY** *Number allotted* **4010**

Currency **GBP** *Nominal value of each share* **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)**

Class of shares allotted **ORDINARY**

Number allotted **4010**

Address: **20 MOORGATE**
LONDON
UNITED KINGDOM EC2R 6DA

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **28/08/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **BURBERRY GROUP PLC**

Company Number: **03458224**

Received for filing in Electronic Format on the: **19/09/2007**

XOYQFT3K

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **14/12/1952**

Original Name: **PHILIP BOWMAN**

New Details

Date of Change: **28/08/2007**

New Address: **SECRETARIAL DEPARTMENT**
BERRY BROS & RUDD
2 ST. JAMES'S STREET
LONDON
UNITED KINGDOM SW1A 1EG

The address above is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985.

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **19/09/2007** *Authenticated:* **Yes (E/W)**

Companies House

— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **BURBERRY GROUP PLC**

Company Number: **03458224**

Received for filing in Electronic Format on the: **19/09/2007**

XOYV5T3F

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **14/12/1952**

Original Name: **PHILIP BOWMAN**

New Details

Date of Change: **28/08/2007**

New Address:
SECRETARIAL DEPARTMENT
BERRY BROS & RUDD
3 ST. JAMES'S STREET
LONDON
UNITED KINGDOM SW1A 1EG

The address above is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985.

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **19/09/2007** *Authenticated:* **Yes (E/W)**

Companies House

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 06/09/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 7500

Share holdings:

Share Holder	**Type**	**Shares Held**
Cazenove Nominees Limited (Participant ID 142CN)	Single	7500

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

Companies House
— for the record —

88(2)(ef)

Return of Allotment of Shares

XQ3AZTA2

Received for filing in Electronic Format on the: **26/09/2007**

Company Number	**03458224**
Company Name in full:	**BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **21/09/2007**

Class of shares	**ORDINARY**	*Number allotted*	**125025**
Currency	**GBP**	*Nominal value of each share*	**.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)**	*Class of shares allotted*	**ORDINARY**
Address:	**20 MOORGATE LONDON UNITED KINGDOM EC2R 6DA**	*Number allotted*	**68524**

Name	**DEBORAH BAKER**	*Class of shares allotted*	**ORDINARY**
Address:	**FLAT 9 23 ST. JAMES'S SQUARE LONDON UNITED KINGDOM SW1Y 4JH**	*Number allotted*	**56501**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **26/09/2007** *Authenticated:* **Yes (E/W)**

Burberry Group plc
("the Company")

In addition to the resolutions concerning Ordinary Business (as defined in the UKLA Listing Rules effective prior to 1 July 2005 in the absence of a definition of that term in the current FSA Listing Rules), the following Resolutions 8, 9, 11 and 15 were passed as Ordinary Resolutions and Resolutions 10, 12, 13, 14 and 16 were passed as Special Resolutions at the Annual General Meeting of the Company held on 12 July 2007:

"8 That, pursuant to the Political Parties, Elections and Referendums Act 2000 and in accordance with section 347C of the Companies Act 1985 (the"Act"), the Company be and it is hereby authorised to make 'donations' to 'EU political organisations' and to incur 'EU political expenditure' (within the meaning of Section 347A of the Act as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period beginning on the date of passing of this resolution and ending at the conclusion of the Company's Annual General Meeting in 2008.

9 That, pursuant to the Political Parties, Elections and Referendums Act 2000 and in accordance with section 247D of the Act, Burberry Limited be and it is hereby authorised to make 'donations' to 'EU political organisations' and to incur 'EU political expenditure' (within the meaning of Section 347A of the Act, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period beginning on the date of the passing of this resolution and ending at the conclusion of the Company's Annual General Meeting in 2008.

10 That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Act to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 43,760,000 being just under 10 per cent. of the Company's issued ordinary share capital as at 30 May 2007;

ii) the minimum price (excluding stamp duty and expenses) which may be paid for each such share is 0.05p;

iii) the maximum price (excluding stamp duty and expenses) which may be paid for each such share is the higher of:

a) an amount equal to 105 per cent. of the average middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out; and

iv) the authority hereby conferred shall expire on the earlier of 11 October 2008 and the conclusion of the Annual General Meeting of the Company to be held in 2008 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

11 That the authority to allot the Company's relevant securities, conferred on the directors pursuant to Article 10 of the Company's Articles of Association, be renewed and that for such period the "Section 80 Amount" shall be £72,935, being just under one-third of the issued ordinary share capital of the Company as at 30 May 2007. Such authority shall be in substitution for all previous authorities pursuant to Section 80 of the Act which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto). This authority hereby conferred shall expire on the earlier of 11 October 2008 and the conclusion of the Annual General Meeting to be held in 2008, save that the Company may, before such expiry, make an offer or enter into any agreement which would or might require relevant securities to be allotted or treasury shares to be sold, after such expiry and the directors may allot relevant securities or sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

12 That, subject to the passing of Resolution 11 above, the power conferred on the directors pursuant to paragraph 10.3(b) of Article 10 of the Company's Articles of Association be renewed for the period referred to in Resolution 11.

13 That, subject to the passing of Resolution 11 above, the power conferred on the directors pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association be renewed for the period referred to in Resolution 11 and for such period the "Section 89 Amount" shall be £10,940 (being approximately 5 per cent. of the issued ordinary share capital of the Company as at 30 May 2007. Such authority shall be in substitution for all previous powers pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association which are hereby revoked without prejudice to any allotment or sale of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto)."

14 That, subject to the passing of Resolutions 12 and 13 above, the power conferred on the directors pursuant to paragraphs 10(b) and 10.3(c) of Article 10 of the Company's Articles of Association as renewed pursuant to Resolutions 12 and 13 be extended to also cover the allotment of equity securities for cash where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act (subject to the same limitations that apply in respect of paragraphs 10.3(b) and 10.3(c) of Article 10 as so renewed and so that the "Section 89 Amount" applicable to paragraph 10.3(c) of Article 10 as so renewed applies jointly to this power).

15 That the Burberry Exceptional Performance Share Plan ("the Plan") (the main features of which are summarised in the letter from the Chairman of the Remuneration Committee to the shareholders and the rules of which, initialed

by the Chairman for the purposes of identification, are produced to the meeting) be and is hereby approved and the directors be and are hereby authorised to do such acts and things as may be necessary or expedient to carry the same into effect, including making such modifications to the Plan as may be necessary to ensure compliance with such statutory, fiscal or securities regulations as may apply to the Plan or any participant.

16 That the Company's Articles of Association be amended as follows:

(A) by deleting Article 136 (Electronic Communication) in its entirety and replacing it with the following:

"136.1 Notwithstanding anything to the contrary in these Articles, and instead of being served on or sent or supplied to members in any of the other ways specified in these Articles, any notice, document or information may be served on or sent or supplied to any member by the Company by sending or supplying it in electronic form to an address notified by the member to the Company for that purpose or by making it available on a website in accordance with the Statutes or by any other means authorised in writing by the member.

136.2 Any notice, document or other information served, sent or supplied by the Company using electronic means shall be deemed to have been received on the day on which it was sent. Any notice, document or other information made available on a website shall be deemed to have been received on the day on which the notice, document or other information was first made available on the website or, if later, when a notice of availability is deemed to have been served, sent or supplied pursuant to this Article or Article 130. Proof that the notice, document or other information sent or supplied by electronic means was given, sent or supplied in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice, document or other information was given, sent or supplied. Any notice, document or other information served, sent or supplied by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served, sent or supplied when the Company has carried out the action it has been authorised to take for that purpose.

136.3 A communication by electronic means shall not be treated as received by the Company if it is rejected by computer virus arrangements".

(B) by deleting the words "(but only to the extent that the recipient (if not the Company) has requested or agreed to electronic communication" from the definition of "in writing" in Article 2 (Interpretation) and inserting the following at the end of Article 2:
"The expressions "electronic form" and "electronic means" shall have the same meaning given to them in the Companies Act 2006";

(C) by deleting the last sentence of Article 127 (Copies of accounts for members) ("To the extent permitted by the Statutes and agreed by the member, the documents referred to in this Article may be sent by electronic communication.");

(D) by deleting Article 130.3 (service of notices);

(E) by renumbering Article 131 (joint holders) as Article 131.1 and inserting the following new Articles 131.2:

131.2 In the case of joint holders of a share, anything to be agreed or specified in relation to any notice, document, or other information to be sent or supplied to them may be agreed or specified by any one of the joint holders and the agreement or specification of the senior shall be accepted to the exclusion of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand on the register in respect of the joint holding."

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	15:48 28-Sep-07
Number	7794E

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at 28 September 2007 its capital consists of 432,636,497 ordinary shares with voting rights. Burberry Group plc holds 26,488 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 432,610,009.

The above figure (432,610,009) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:23 26-Sep-07
Number	5729E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 25,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 599.5 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:33 25-Sep-07
Number	4858E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 106,100 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 599.212535 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:56 18-Sep-07
Number	0715E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 569 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	18:00 17-Sep-07
Number	9980D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 577.99 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:22 14-Sep-07
Number	9187D

RECEIVED
2007 OCT 14 P 12:07

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 589.291525 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:35 12-Sep-07
Number	7740D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 589.2 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:21 11-Sep-07
Number	6944D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 15,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 589 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:41 10-Sep-07
Number	6164D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 590.723145 pence per Share, for cancellation.

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RECEIVED
2007 OCT 14 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:32 07-Sep-07
Number	5380D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 608.96 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:16 06-Sep-07
Number	4564D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 40,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 608.875 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:24 03-Sep-07
Number	2196D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 45,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 608.969889 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:34 31-Aug-07
Number	1403D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 608.74024 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	12:47 31-Aug-07
Number	0978D

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 31 August 2007 its capital consists of 433,641,052 ordinary shares with voting rights. Burberry Group plc holds 26,488 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 433,614,564.

The above figure (433,614,564) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	12:45 31-Aug-07
Number	0977D

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

....

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance (Pensions Management) Limited (PMC)

Legal and General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

29/08/07

6. Date on which issuer notified:

30/08/07

7. Threshold(s) that is/are crossed or reached:

From 6%-7% (L&G)

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
Ord GBP 0.05	30,352,733	30,352,733

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	30,568,888	30,568,888		7.04	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,568,888	7.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)
(34,800,658-8.02% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect) (34,800,658 – 8.02% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(34,800,658 – 8.02% = Total Position)

Legal & General Group Plc (Direct) (L&G) (30,568,888 – 7.04% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (14,500,286 – 3.34% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (14,500,286 – 3.34% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (16,068,602 – 3.70% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (16,068,602 – 3.70% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 433,787,042

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

Kathryn Dickinson

Contact address:

58-59 Haymarket, London, SW1Y 4BL

Phone number:

020 7968 5682

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:30 30-Aug-07
Number	0475D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 35,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 591.6 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:49 28-Aug-07
Number	9015C

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 582.6875 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:37 28-Aug-07
Number	9003C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(I)

3. Name of *person discharging managerial responsibilities/director*

PASCAL PERRIER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

24/08/2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

GRANT OF OPTIONS UNDER THE BURBERRY GROUP PLC SAYE SCHEME ON 24 AUGUST 2007

18. Period during which or date on which it can be exercised

1 OCTOBER 2010 – 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

1,871 ORDINARY SHARES OF 0.05P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.05 PER SHARE

22. Total number of *shares* or debentures over which options held following notification

455,625

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON

Date of notification

28 AUGUST 2007

END
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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:28 24-Aug-07
Number	8146C

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 591.84375 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:16 23-Aug-07
Number	7404C

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 591.25 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	15:23 23-Aug-07
Number	7240C

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 23 August 2007

AVS No:				
Name of *applicant*:		Burberry Group plc		
Name of scheme:		Burberry Group plc SAYE Scheme		
Period of return:	From:	30 January 2007	To:	22 August 2007
Balance under scheme from previous return:		NIL		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1,000,000 Ordinary Shares of 0.05p		
Number of *securities* issued/allotted under scheme during period:		NIL		
Balance under scheme not yet issued/allotted at end of period		1,000,000 Ordinary Shares of 0.05p each		
Number and *class* of *securities* originally listed and the date of admission		1,000,000 Ordinary Shares of 0.05p each on 02.08.07		
Total number of *securities* in issue at the end of the period		434,087,042 Ordinary Shares of 0.05p each		

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	15:21 23-Aug-07
Number	7232C

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 23 August 2007

AVS No:				
Name of *applicant*:		Burberry Group plc		
Name of scheme:		Burberry Senior Executive Restricted Share Plan 2004		
Period of return:	From:	30 January 2007	To:	22 August 2007
Balance under scheme from previous return:		NIL		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2,000,000 Ordinary Shares of 0.05p each		
Number of *securities* issued/allotted under scheme during period:		274,727 Ordinary Shares of 0.05p each		
Balance under scheme not yet issued/allotted at end of period		1,725,273 Ordinary Shares of 0.05p each		
Number and *class* of *securities* originally listed and the date of admission		2,000,000 Ordinary Shares of 0.05p each on 02.08.07		
Total number of *securities* in issue at the end of the period		434,087,042 Ordinary Shares of 0.05p each		

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	15:21 23-Aug-07
Number	7229C

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 23 August 2007

AVS No:				
Name of *applicant*:		Burberry Group plc		
Name of scheme:		Burberry IPO Senior Executive Restricted Share Plan		
Period of return:	From:	30 January 2007	To:	22 August 2007
Balance under scheme from previous return:		296,250 Ordinary Shares of 0.05p each		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		202,500 Ordinary Shares of 0.05p		
Number of *securities* issued/allotted under scheme during period:		491,250 Ordinary Shares of 0.05p each		
Balance under scheme not yet issued/allotted at end of period		7,500 Ordinary Shares of 0.05p each		
Number and *class* of *securities* originally listed and the date of admission		4,000,000 Ordinary Shares of 0.05p each on 27.07.04, 2,177,500 Ordinary Shares of 0.05p each on 11.07.06, 300,000 Ordinary Shares of 0.05p each on 17.01.07 and 202,500 Ordinary Shares of 0.05p each on 02.08.07.		
Total number of *securities* in issue at the end of the period		434,087,042 Ordinary Shares of 0.05p each		

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	15:21 23-Aug-07
Number	7226C

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 23 August 2007

AVS No:				
Name of *applicant*:		Burberry Group plc		
Name of scheme:		Burberry Senior Executive IPO Share Option Scheme		
Period of return:	From:	30 January 2007	To:	22 August 2007
Balance under scheme from previous return:		660,003 Ordinary Shares of 0.05p each		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		192,917 Ordinary Shares of 0.05p each		
Balance under scheme not yet issued/allotted at end of period		467,086 Ordinary Shares of 0.05p each		
Number and *class* of *securities* originally listed and the date of admission		2,000,000 Ordinary Shares of 0.05p each on 11.07.03, 3,000,000 Ordinary Shares of 0.05p each on 27.07.04 and 54,198 Ordinary Shares of 0.005p each on 11.07.06		
Total number of *securities* in issue at the end of the period		434,087,042 Ordinary Shares of 0.05p each		

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:32 21-Aug-07
Number	5987C

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 588.833333 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:16 20-Aug-07
Number	5228C

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 604 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	16:52 17-Aug-07
Number	4079C

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 584.1808 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:26 16-Aug-07
Number	2887C

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 601.45 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:08 15-Aug-07
Number	1919C

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 614.2917pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:29 09-Aug-07
Number	8612B

Burberry Group plc ("the Company") – Director / PDMR Shareholding

On Thursday, 9 August 2007, Stacey Cartwright, a director of the Company, received 37,129 Ordinary Shares of 0.05p each in the Company ("Shares") following the exercise of an option granted under the Burberry Senior Executive Restricted Share Plan 2004.

The Shares were subsequently sold in London on 9 August 2007 at a price of 659.0283p per Share.

Following these transactions Stacey Cartwright holds 85,932 Shares and options and awards over 1,134,620 Shares.

The Company received notification of the above changes in Stacey Cartwright's interest in Shares in the Company on 9 August 2007.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:30 07-Aug-07
Number	7038B

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 17,067 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 617.4118 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:06 06-Aug-07
Number	6158B

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 613.15339 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:38 03-Aug-07
Number	5491B

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 611.2799 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:04 03-Aug-07
Number	5351B

3 August 2007

Burberry Group plc ("the Company") – Director / PDMR Shareholding

On Thursday, 2 August 2007, Eugenia Ulasewicz, a person discharging managerial responsibility, received 20,050 Ordinary Shares of 0.05p each in the Company ("Shares") following the vesting of an award granted under the Burberry Senior Executive Restricted Share Plan 2004. 7,335 Shares were subsequently sold in London on 2 August 2007 at a price of 621.3944p per Share.

Following these transactions Eugenia Ulasewicz holds 13,809 Shares and options and awards over 618,555 Shares.

The Company received notification of the above changes in Eugenia Ulasewicz's interest in Shares in the Company on 2 August 2007.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:13 02-Aug-07
Number	4609B

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 623.2833 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:11 01-Aug-07
Number	3712B

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 25,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 624 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:23 31-Jul-07
Number	2602B

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 65,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 623.4231 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	16:11 31-Jul-07
Number	2421B

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 31 July 2007 its capital consists of 434,869,382 ordinary shares with voting rights. Burberry Group plc holds 26,488 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 434,842,894.

The above figure (434,842,894) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS
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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:08 31-Jul-07
Number	2416B

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

26/07/2007

6. Date on which issuer notified:

30/07/2007

7. Threshold(s) that is/are crossed or reached:

Gone above 5%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering transaction (vi)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights (viii)
GB0031743007	21,433,448	21,433,448

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indi
GB0031743007	N/A	N/A	22,211,172	N/A	5.0

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,211,172	5.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BlackRock Investment Management (UK) Limited – 22,211,172 (5.09%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Burberry Group plc

Contact address (registered office for legal entities):

18-22 Haymarket, London, SW1Y 4DQ

Phone number:

020 7968 5682

Other useful information (at least legal representative for legal persons):

Kathryn Dickinson, Deputy Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

END

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RECEIVED
2007 OCT 1? P 12: ?

Company	Burberry Group PLC
TIDM	BRBY
Headline	Additional Listing
Released	16:04 31-Jul-07
Number	2411B

31 July 2007

Burberry Group plc (the "Company")

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 3,202,500 ordinary shares of 0.05p each in Burberry Group plc. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the following schemes:

Burberry 2004 Senior Executive Restricted Share Plan
Burberry Group plc SAYE Scheme
Burberry IPO Senior Executive Restricted Share Plan

Participants in the schemes have or will become entitled to these shares following the vesting of share awards and the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Treasury Stock
Released	15:09 30-Jul-07
Number	1186B

30 July 2007

Burberry Group plc (the "Company") announces that on 27 July 2007 it transferred 14,310 Ordinary Shares of 0.05p each ("Shares") to a participant in the Burberry Group plc Co-Investment Plan. These shares had previously been held as treasury shares

Following this transfer, the Company holds 26,488 Shares in treasury and has a total of 435,042,894 Shares in issue (excluding treasury shares).

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:31 27-Jul-07
Number	0410B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

EUGENIA ULASEWICZ

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

26.07.07

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

GRANT OF A RIGHT OVER SHARES UNDER THE BURBERRY EXCEPTIONAL PERFORMANCE SHARE PLAN ON 26.07.07

18. Period during which or date on which it can be exercised

50% OF THE RIGHT WILL VEST ON THE THIRD ANNIVERSARY OF THE DATE OF GRANT AND 50% ON THE FOURTH ANNIVERSARY OF THE DATE OF GRANT

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

250,000 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

648,525 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

27.07.07

END

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RECEIVED
2007 OCT 14 P 12:21

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:29 27-Jul-07
Number	0404B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

PASCAL PERRIER

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

26.07.07

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY EXCEPTIONAL PERFORMANCE SHARE PLAN ON 26.07.07

18. Period during which or date on which it can be exercised

26.07.10 – 25.07.12

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

250,000 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

453,754 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

27.07.07

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:27 27-Jul-07
Number	0401B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

STACEY CARTWRIGHT

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

26.07.07

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY EXCEPTIONAL PERFORMANCE SHARE PLAN ON 26.07.07

18. Period during which or date on which it can be exercised

26.07.10 – 25.07.12

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

350,000 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

1,190,083 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

27.07.07

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:24 27-Jul-07
Number	0398B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

ANGELA AHRENDTS

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

26.07.07

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY EXCEPTIONAL PERFORMANCE SHARE PLAN ON 26.07.07

18. Period during which or date on which it can be exercised

26.07.10 – 25.07.12

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

850,000 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

1,897,251 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

27.07.07

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:38 26-Jul-07
Number	9660A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 628.9375 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:28 25-Jul-07
Number	8825A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 655.46 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:25 24-Jul-07
Number	7965A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 664.5 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:43 23-Jul-07
Number	7247A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 150,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 667.5 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:49 18-Jul-07
Number	4967A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 658.77675 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Declaration
Released	14:30 18-Jul-07
Number	4685A

Burberry Group plc – Director's Declaration

In accordance with Listing Rule 9.6.14, Burberry Group plc (the "Company") announces that Mr David Tyler, a Non-Executive Director, has informed the Company of his appointment as Non-Executive Deputy Chairman of LogicaCMG plc with effect from today.

There have been no other changes to the information set out in Listing Rule 9.6.13R (2) to 9.6.13R (
END

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Regulatory Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:10 17-Jul-07
Number	4115A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 670.145 pence per Share, for cancellation.

END

Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:22 16-Jul-07
Number	3387A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 673.75 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:57 16-Jul-07
Number	3336A

16 July 2007

Burberry Group plc ("the Company") – Director / PDMR Shareholding

On Friday, 13 July 2007, Eugenia Ulasewicz, a person discharging managerial responsibility, received 62,500 Ordinary Shares of 0.05p each in the Company ("Shares") awarded under the Burberry IPO Senior Executive Restricted Share Plan.

All the Shares referred to above were subsequently sold in London on 13 July 2007 at a price of 680.6018p per Share.

Following these transactions Eugenia Ulasewicz holds options and awards over 398,525 Shares.

The Company received notification of the above changes in Eugenia Ulasewicz's interest in Shares in the Company on 13 July 2007.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:49 13-Jul-07
Number	2633A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 680.502 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:27 12-Jul-07
Number	1837A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 25,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 665 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	AGM Statement
Released	16:51 12-Jul-07
Number	1758A

Burberry Group plc (the "Company") announces the following results of the poll taken at its Annual General Meeting ("AGM") held earlier today:

	For		Against		
Resolution (see Notes below)	**Number of Votes**	**% of Votes Cast (excluding Votes Withheld)**	**Number of Votes**	**% of Votes Cast (excluding Votes Withheld)**	**Total Number of Votes**
1	327,988,368	99.94	184,896	0.06	328,173,264
2	305,575,943	97.05	9,284,058	2.95	314,860,001
3	328,175,564	100.00	850	0.00	328,176,414
4	327,943,755	99.93	213,434	0.07	328,157,189
5	324,143,674	99.23	2,499,641	0.77	326,643,315
6	323,685,863	98.86	3,723,308	1.14	327,409,171
7	326,372,025	99.45	1,795,941	0.55	328,167,966
8	319,389,307	97.37	8,635,608	2.63	328,024,915
9	319,391,026	97.35	8,687,851	2.65	328,078,877
10	325,311,794	99.13	2,847,416	0.87	328,159,210
11	318,283,217	96.99	9,871,372	3.01	328,154,589
12	308,406,923	93.99	19,713,896	6.01	328,120,819
13	324,856,272	99.00	3,264,154	1.00	328,120,426
14	308,255,640	93.95	19,857,497	6.05	328,113,137
15	318,854,059	97.31	8,826,146	2.69	327,680,205
16	328,040,085	99.98	77,266	0.02	328,117,351

Notes

The following are the resolutions voted on at the Company's AGM.

Resolution 1	To receive the Company's accounts for the year ended 31 March 2007 and the reports of the directors and auditors thereon.
Resolution 2	To approve the Report on directors' Remuneration for the year ended 31 March 2007.
Resolution 3	To declare a final dividend.
Resolution 4	To elect Ian Carter as a Director of the Company.
Resolution 5	To re-elect John Peace as a Director of the Company.
Resolution 6	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.
Resolution 7	To authorise the Board to determine the auditors' remuneration.
Resolution 8	To authorise political donations and expenditure by the Company.
Resolution 9	To authorise political donations and expenditure by Burberry Limited.
Resolution 10	To authorise the Company to purchase its own shares (Special Resolution).
Resolution 11	To renew the Directors' authority to allot shares.
Resolution 12	To renew the Directors' Section 89 Authority in connection with a Rights Issue (Special Resolution).
Resolution 13	To renew the Directors' Section 89 Authority otherwise than in connection with a Rights Issue (Special Resolution).
Resolution 14	To extend the directors' Section 89 Authority to cover the sale of the Company's shares held by it as treasury shares for cash free of pre-emption rights (Special Resolution).
Resolution 15	To approve the Burberry Exceptional Performance Share Plan.
Resolution 16	To amend the Company's Articles of Association (Special Resolution).

The full text of resolutions 8 through 16 constituting Special Business have been submitted to the FSA for publication through the Document Viewing Facility located at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Trading Statement
Released	07:00 11-Jul-07
Number	0260A

RNS Number:0260A
Burberry Group PLC
11 July 2007

Burberry Group plc

First Quarter Trading Update

Interim Management Statement

11 July 2007. Burberry Group plc reports on trading for the first quarter ended 30 June 2007.

Highlights

- Total revenue increased 30% on an underlying* basis
- Retail sales rose 25% underlying driven by new and existing stores
- Wholesale revenue increased 51% underlying
  - Burberry continues to anticipate a mid-teens percentage underlying increase in wholesale revenue for the first half
- Licensing revenue increased 6% underlying

Revenue by geographical origin (statutory accounts format)

£ million	First Quarter to 30 June 2007	First Quarter to 30 June 2006	% change
Europe (ex Spain)	63.1	44.1	43
Spain	17.9	15.2	18
North America	40.9	35.5	15
Asia Pacific	45.6	40.6	12
Total	167.5	135.4	24

Revenue by channel of distribution

£ million	First Quarter to 30 June 2007	First Quarter to 30 June 2006	% change Reported	% change Underlying*
Retail	97.0	82.0	18	25
Wholesale	55.3	37.7	47	51
Licensing	15.2	15.6	(3)	6
Total	167.5	135.4	24	30

* Underlying change is calculated at constant exchange rates. 2007/08 underlying figures are calculated at the same exchange rates used in the 2006/07 year's

reported results for the period.

Commenting on the trading results, Angela Ahrendts, Chief Executive Officer, stated, "The year is off to a good start. Our key strategies continue to drive strong retail performance and we are pleased that these retail-oriented initiatives are benefiting wholesale partners as well. Results for the quarter are consistent with our expectations for the full financial year."

Total revenue

Total revenue in the first quarter increased 30% on an underlying basis (i.e. adjusted for year over year exchange rate differences). Total reported revenue increased 24% in the period.

Retail

Retail sales accounted for approximately 58% of total reported revenue in the quarter.

Retail sales in the period increased 25% underlying, 18% reported. Comparable store sales increased 9%, against a strong prior year comparison. Average selling space increased approximately 14%. During the quarter, Burberry opened four stores, in Antwerp (Belgium), Bologna (Italy), Puerto Banus (Spain) and Tampa (Florida). The Group opened a net six concessions, including those in Italy, Spain, Singapore and the UK, and three outlet stores. Burberry remains on schedule to increase average net retail selling space by approximately 13% for the financial year.

Retail performance was broadly consistent across the regions. In the US, gains were balanced between existing and new store contributions. New space additions were complemented by good gains at existing stores to produce strong performance in Europe, where Italy and Spain were the best performing markets. Led by Hong Kong, Malaysia and Australia, Asia Pacific continued to achieve strong sales growth through a combination of new and existing store contributions. Throughout the retail channel, key merchandise categories included outerwear, runway apparel, luxury handbags and shoes.

Wholesale

Wholesale sales accounted for approximately 33% of total reported revenue in the quarter.

Wholesale sales increased 51% underlying, 47% reported. In this typically small wholesale quarter, the gain partially reflected the acceleration of shipments in advance of second quarter requirements, as well as the impact of key strategies, including the new market calendar and replenishment. The majority of autumn/winter product shipments continue to be concentrated in the second quarter of each financial year. Burberry continues to anticipate a mid-teens percentage underlying increase in first half wholesale sales relative to the previous year.

In conjunction with a local partner, the Group opened a franchise store in Mexico City during the quarter.

Licensing

Total licensing revenue in the quarter increased 6% underlying. In Japan, revenue increased moderately on gains from ongoing licences. Product licences produced solid gains led by eyewear. Exchange rate differences between reporting periods, primarily yen, resulted in a 3% reported decline in licensing revenue for the quarter. Burberry continues to expect broadly flat underlying licensing revenue relative to 2006/07 for the full financial year.

Operations

In advance of the planned 2008 headquarters relocation, Burberry completed the sale of its central London building during the quarter. Inclusive of one-time costs associated with the move, the Group expects to record a net pre-tax gain of approximately £15 million associated with the transaction in the 2007/08 financial year.

Burberry will provide a first half trading update on 16 October and release interim results for the six months to 30 September on 14 November.

Enquiries:

Burberry		020 7968 0577
Stacey Cartwright	CFO	
Matt McEvoy	Strategy and IR	

Brunswick		020 7404 5959
David Yelland		
Laura Cummings		
Robert Gardener		

The financial information contained in this Trading Update has not been audited.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	11:02 02-Jul-07
Number	4322Z

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 30 June 2007 its capital consists of 436,389,382 ordinary shares with voting rights. Burberry Group plc holds 40,798 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 436,348,584.

The above figure (436,348,584) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

END

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88(2)(ef)

Return of Allotment of Shares

Received for filing in Electronic Format on the: **20/09/2007**

XP640141

Company Number **03458224**

Company Name in full: **BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **17/09/2007**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **4020**
Nominal value of each share **.05**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)**
Address: **20 MOORGATE
LONDON
UNITED KINGDOM EC2R 6DA**

Class of shares allotted **ORDINARY**
Number allotted **4020**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **20/09/2007** *Authenticated:* **Yes (E/W)**

END